Exhibit 12.1
Kohl's Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2015	2014	2013
Earnings
Income before income taxes excluding loss on extinguishment of debt	$1,057	$1,349	$1,404
Fixed charges	512	524	517
Less: interest capitalized during period	—	(2)	(1)
	$1,569	$1,871	$1,920
Fixed charges
Interest (expensed or capitalized)	$329	$342	$339
Portion of rent expense representative of interest	181	180	176
Amortization of deferred financing fees	2	2	2
	$512	$524	$517
Ratio of earnings to fixed charges	3.1	3.6	3.7